Exhibit 99.1

For Immediate Release

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports First Quarter Earnings

Hampton, NH – April 28, 2006: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $2.0 million for the first quarter of 2006. Earnings per common share were $0.36 for the first quarter of 2006 compared with $0.48 in the first quarter of 2005, primarily reflecting lower gas and electric unit sales due to milder winter temperatures in 2006. The National Oceanic and Atmospheric Administration reported that the United States experienced the warmest January on record in 2006. Heating degree days in the Company’s service territories in the first quarter of 2006 were 12% lower than in the same period for 2005.

The milder weather caused unit sales of natural gas to residential customers to decline 11.7% in the three months ended March 31, 2006 compared to the same period in 2005. Gas sales to commercial and industrial (“C&I”) customers were up 8.0% in the three months ended March 31, 2006 compared to the same period in 2005, primarily due to a new special contract with a large industrial customer. Absent the sales associated with this special contract, sales to C&I customers were down 13.8%, reflecting the milder weather.

Total electric kWh sales, which are less sensitive to weather than natural gas sales, decreased 1.2% in the three months ended March 31, 2006 compared to the same period in 2005. Sales to residential customers and C&I customers were down 1.9% and 0.8%, respectively, in the three months ended March 31, 2006 compared to the same period in 2005.

“Our first quarter results reflect the significant impact weather has on our business,” said Unitil Chairman, President and Chief Executive Officer Robert G. Schoenberger. “The diversity of our service territories and underlying growth in our distribution business are mitigating factors in what should be the short-term impact of the unpredictable New England weather cycle.”

Total O&M expense increased $0.2 million, or 2.9%, in the three month period ended March 31, 2006 compared to the same period in 2005. The increase reflects higher salaries and compensation costs of $0.2 million and higher retiree and employee benefit costs of $0.1 million, partially offset by lower audit and legal fees of $0.1 million.

Depreciation, Amortization, Taxes and Other decreased $1.2 million in the first three months of 2006 compared to the same period in 2005, primarily due to lower amortization on regulatory assets and lower income taxes. The Company’s regulatory asset related to its former abandoned property investment in Seabrook Station became fully-amortized in the fourth quarter of 2005. In the first three months of 2006, Interest Expense, net, increased by $0.2 million as compared to the same period in 2005 due to higher borrowings and interest rates compared to last year.

Unitil’s New Hampshire utility operating subsidiary, Unitil Energy Systems, Inc. (“UES”) filed a request for a base rate increase of $4.65 million with the New Hampshire Public Utilities Commission (“NHPUC”) which established temporary rate relief at current rate levels, effective January 1, 2006. Any rate change ultimately awarded by the NHPUC will be retroactive to January 1, 2006. The overall rate filing is currently under review, with a NHPUC order anticipated before the end of 2006. The Company will continue to recognize UES’ utility revenues at current rates until such time as the outcome of the rate case can be more clearly determined.

Also in the first quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three months ended March 31, 2006 and 2005, by major customer class.

kWh Sales (000’s)

	Three Months Ended March 31,
	2006	2005	% Change
Residential	183,164	186,716	(1.9%)
Commercial/Industrial	267,841	269,958	(0.8%)

Total	451,005	456,674	(1.2%)

The following table details total firm therm sales of natural gas for the three months ended March 31, 2006 and 2005, by major customer class.

Firm Therm Sales (000’s)

	Three Months Ended March 31,
	2006	2005	% Change
Residential	4,902	5,551	(11.7%)
Commercial/Industrial	5,934	5,495	8.0%

Total	10,836	11,046	(1.9%)

Unitil Corporation

(Amounts In Thousands, except Shares and Per Share Data) (unaudited)

Condensed Financial Data

	Three Months Ended March 31,
	2006	2005
Operating Revenues	$70,703	$60,000
Purchased Electric and Gas and Conservation & Load Management	53,895	41,621
Operation & Maintenance	6,092	5,918
Depreciation, Amortization, Taxes & Other	6,781	7,957

Operating Income	3,935	4,504
Interest Expense, Net	1,913	1,755
Other (Income) Expense	(21)	39

Net Income	2,043	2,710
Preferred Dividends	30	39

Net Income Applicable to Common Stock	$2,013	$2,671

Earnings per Common Share
Net Income Applicable to Common Stock	$0.36	$0.48

Average Common Shares Outstanding - Diluted	5,590,904	5,549,223

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.